UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 3, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hertz Global Holdings, Inc.

File No. 001-33139

The Hertz Corporation
File No. 001-07541

CF#31934

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Hertz Global Holdings, Inc. and The Hertz Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 19, 2014.

Based on representations by Hertz Global Holdings, Inc. and The Hertz Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1 through July 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary